April 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Katherine Bagley

Re:	Zymergen Inc. Registration Statement on Form S-1 (File No. 333-254612) Request for Acceleration of Effective Date

Dear Ms. Bagley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zymergen Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-l (File No. 333-254612) (the “Registration Statement”). We respectfully request that the Registration Statement becomes effective 4:00 p.m., Eastern Time, on April 21, 2021 (the “Effective Date”), or as soon as possible thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Freshfields Bruckhaus Deringer US LLP, by calling Sarah Solum at (650) 575-3591.

Very truly yours,

Zymergen Inc.

By:	/s/Enakshi Singh
Enakshi Singh
Chief Financial Officer

cc:	Nasreen Mohammed
Doug Jones
Dietrich King
Securities and Exchange Commission

Mina Kim
Zymergen Inc.

Pamela L. Marcogliese
Freshfields Bruckhaus Deringer US LLP

Rezwan D. Pavri
Andrew T. Hill
Andrew S. Gillman
Wilson Sonsini Goodrich & Rosati, P.C.